UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

July 9, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Brocade Communications Systems, Inc.

File No. 0-25601- CF#21412

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Brocade Communications Systems, Inc. submitted an application under
Rule 24b-2 requesting confidential treatment for information it excluded from the
Exhibits to a Form 10-K filed on December 21, 2007.

Based on representations by Brocade Communications Systems, Inc. that this
information qualifies as confidential commercial or financial information under the
Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has
determined not to publicly disclose it. Accordingly, excluded information from the
following exhibits will not be released to the public for the time periods specified:

Exhibit 10.102	through December 24, 2008
Exhibit 10.103	through December 24, 2008
Exhibit 10.104	through September 30, 2008

For the Commission, by the Division of Corporation Finance, pursuant to
delegated authority:

David L. Orlic
Special Counsel